SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                               WESTBRIDGE CAPITAL CORP.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.10 PAR VALUE
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                    95715210 1 000
                                    --------------
                                    (CUSIP Number)

                              Edwin S. Marks, President
                                      CMCO, Inc.
                                 135 East 57th Street
                               New York, New York 10022
                                    (212) 909-8400
          -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                   January 21, 1997
          -----------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP NO. 95715210 1 000       13D             PAGE 2 OF 12 PAGES
          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               EDWIN S. MARKS
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                                     (b)[ ]
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          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*
               PF
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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
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               CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
          -----------------------------------------------------------------
           NUMBER OF       7   SOLE VOTING POWER
            SHARES
          BENEFICIALLY            175,700
            OWNED BY     --------------------------------------------------
             EACH          8   SHARED VOTING POWER
           REPORTING
          PER ON WITH             170,400
                         --------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                  175,700
                         --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                  170,400
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               346,100
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.64%
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          14   TYPE OF REPORTING PERSON*

               IN
          -----------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT

          ----------------------------------------------------------------
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               NANCY A. MARKS
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                                     (b)[ ]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*
               PF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
          -----------------------------------------------------------------
           NUMBER OF       7   SOLE VOTING POWER
            SHARES
          BENEFICIALLY            - 0 -
            OWNED BY     --------------------------------------------------
             EACH          8   SHARED VOTING POWER
           REPORTING
          PER ON WITH             170,400
                         --------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                  - 0 -
                         --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                  170,400
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               170,400
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.78%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               IN
          -----------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               MARKS FAMILY FOUNDATION
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                                     (b)[ ]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*
               WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

          -----------------------------------------------------------------
           NUMBER OF       7   SOLE VOTING POWER
            SHARES
          BENEFICIALLY            - 0 -
            OWNED BY     --------------------------------------------------
             EACH          8   SHARED VOTING POWER
           REPORTING
          PER ON WITH           59,600
                         --------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
                                  - 0 -
                         --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                  59,600
          -----------------------------------------------------------------

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               59,600
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .97%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON*

               OO
          -----------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT

                                     SCHEDULE 13D
                                     ------------


          ITEM 1.        SECURITY AND ISSUER
                         -------------------
               This Statement relates to the common stock, $.10 par value per share ("Common Stock"), of Westbridge Capital Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 777 Main Street, Fort Worth, Texas 76102.


          ITEM 2.        IDENTITY AND BACKGROUND
                         -----------------------

               (a) This statement is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Filing Persons") pursuant to an Agreement of Joint Filing attached to this Statement as Exhibit 1:

                    (i)    Edwin S. Marks ("E. Marks")
                    (ii)   Nancy A. Marks ("N. Marks")
                    (iii)  Marks Family Foundation (the "Foundation")

               (b) The address of the Filing Persons is 15 Eagle Point Drive, Great Neck, New York 11024.

               (c) E. Marks is President of Carl Marks & Co. Inc. and CMCO, Inc., whose addresses are 135 East 57th Street, New York, New York 10022. Carl Marks & Co. Inc. is a registered broker-dealer and CMCO, Inc. is a holding company for various stock and limited partnership interests. E. Marks and N. Marks are shareholders of Carl Marks & Co. Inc. and CMCO, Inc.

                    N. Marks is an interior designer.

                    The Foundation is a private foundation of the family of
          E. Marks and N. Marks.

               (d) & (e) During the last five years, none of the Filing Persons has been: convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  E. Marks and N. Marks are U.S. Citizens.


          ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                         -------------------------------------------------

               (1) E. Marks used personal funds in the aggregate amount of $928,505 to directly purchase the Issuer's Common Stock.

               (2) N. Marks used personal funds in the aggregate amount of $803,734 to directly purchase the Issuer's Common Stock.

               (3) On October 22, 1996, E. Marks donated 59,600 shares of the Issuer's Common Stock to the Foundation with a donor's cost basis of $89,400.


          ITEM 4.        PURPOSE OF TRANSACTION
                         ----------------------

               The Filing Persons acquired the Issuer's Common Stock for the purpose of investment. The Filing Persons reserve the right to purchase additional shares, either separately or together with other persons, to sell all or some of the shares beneficially owned by them, or to otherwise trade in the Issuer's Common Stock, in open market or private transactions, provided that in their individual or collective judgment such transactions present an attractive (long- or short-term) opportunity for profit.

               Although the Filing Persons have no plans or proposals which relate to or would result in any transaction specified in paragraphs (a) through (j) of this Item, the Filing Persons may separately or collectively consider plans or proposals relating to or resulting in one or more such transactions in the future depending upon factors then existing, such as the market for the Issuer's Common Stock, the Issuer's then prospects, alternative investment opportunities, general economic and money-market investment conditions, as well as other factors deemed relevant from time to time.


          ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER
                         ------------------------------------

               (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by the Filing Persons. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of January 30, 1997, at which time there were 6,138,000 shares of Common Stock issued and outstanding.

          TABLE I
          -------
                                    Aggregate Amount of     Percentage
          Holder                    Beneficial Ownership    of Class
          ------                    --------------------    ----------

          Edwin S. Marks                346,100               5.64%

          Nancy A. Marks                170,400               2.78%

          Marks Family Foundation        59,600                .97%


               (b) The number of shares as to which the Filing Persons have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                    (i)  Voting Power.
                         ------------
                         (a) E. Marks has sole voting power with respect to 175,700 shares of Common Stock and shared voting power with respect to 170,400 shares directly owned by N. Marks and the Foundation.

                         (b) N. Marks does not have sole voting power with respect to any shares. She has shared voting power with respect to 170,400 shares of Common Stock, including 59,600 shares directly owned by the Foundation.

                         (c) The Foundation does not have sole voting power with respect to any shares. The Foundation has shared voting power with respect to 59,600 shares beneficially owned.

                    (ii) Dispositive Power.
                         -----------------
                         (a) E. Marks has sole power to dispose or to direct the disposition with respect to 175,700 shares of Common Stock and shared dispositive power of 170,400 shares of Common Stock directly owned by N. Marks and the Foundation.

                         (b) N. Marks does not have sole dispositive power with respect to any shares. She has shared power to dispose or to direct the disposition with respect to 170,400 shares, including 59,600 directly owned by the Foundation.

                         (c) The Foundation does not have sole dispositive power with respect to any shares. The Foundation has shared power to dispose or to direct the disposition with respect to 59,600 shares beneficially owned.

               (c) The Filing Person effected the following transactions in the Issuer's Common Stock during the 60 days prior to the event date of this Statement, all of such transactions having been open market purchases:

          =================================================================
                                             NUMBER OF
          FILING PERSON     TRADE DATE        SHARES        SHARE PRICE
          -----------------------------------------------------------------
          Edwin S. Marks       11/21/96      10,000            $7.78
          -----------------------------------------------------------------
          Edwin S. Marks       11/21/96       3,300            $7.7955
          -----------------------------------------------------------------
          Edwin S. Marks       11/22/96         400            $7.85
          -----------------------------------------------------------------
          Edwin S. Marks       12/02/96       2,200            $7.78
          -----------------------------------------------------------------
          Edwin S. Marks       12/03/96         200            $7.78
          -----------------------------------------------------------------
          Edwin S. Marks       01/17/97       5,500            $9.53
          -----------------------------------------------------------------
          Edwin S. Marks       01/17/97       1,100            $9.53
          -----------------------------------------------------------------
          Edwin S. Marks       01/21/97         500            $9.53
          -----------------------------------------------------------------
          Edwin S. Marks       01/21/97         500            $9.53
          -----------------------------------------------------------------
          Edwin S. Marks       01/22/97      10,000           $10.405
          -----------------------------------------------------------------
          Edwin S. Marks       01/23/97       4,000           $10.28
          -----------------------------------------------------------------
          Edwin S. Marks       01/23/97      10,000           $10.155
          -----------------------------------------------------------------
          Nancy A. Marks       01/22/97      10,000            $9.905
          -----------------------------------------------------------------
          Nancy A. Marks       01/22/97       5,000           $10.28
          =================================================================

               (d)  Not applicable.

               (e)  Not applicable.

          ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                         -------------------------------------------

                    None.

          ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS
                         --------------------------------

               Exhibit 1 - Agreement of Joint Filing

               Exhibit 2 - Power of Attorney

                                      SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.



          Dated:  January 30, 1997           /s/ Edwin S. Marks
					     ---------------------------
                                             EDWIN S. MARKS


					     /s/ Edwin S. Marks
                                             _____________________________
                                             NANCY A. MARKS
                                             By:  Edwin S. Marks,
                                             Power of Attorney


                                             MARKS FAMILY FOUNDATION



                                             By: /s/ Edwin S. Marks
						---------------------------
                                                 Edwin S. Marks, Trustee



                                             By: /s/ Edwin S. Marks
						-------------------------
                                                 Nancy A. Marks, Trustee
                                                 By:  Edwin S. Marks,
                                                 Power of Attorney

                              AGREEMENT OF JOINT FILING

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of a statement on Schedule 13D or any amendments thereto, with respect to Common Stock, $.10 par value, of Westbridge Capital Corp. and that this Agreement be included as an Exhibit in such filing.

                    This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 30th day of January, 1997.

						/s/ Edwin S. Marks
                                             _____________________________
                                             EDWIN S. MARKS


						/s/ Edwin S. Marks
                                             _____________________________
                                             NANCY A. MARKS
                                             By:  Edwin S. Marks,
                                             Power of Attorney


                                             MARKS FAMILY FOUNDATION



                                             By: /s/ Edwin S. Marks
					        ------------------------
                                                 Edwin S. Marks, Trustee



                                             By:  /s/ Edwin S. Marks
						--------------------------
                                                 Nancy A. Marks, Trustee
                                                 By:  Edwin S. Marks,
                                                 Power of Attorney

               This power of attorney shall not be affected by the subsequent disability or incompetence of the principal.

               To induce any third party to act hereunder, I hereby agree that any third party receiving a duly executed copy or facsimile f this instrument may act hereunder, and that revocation or termination hereof shall be ineffective as to such third party unless and until actual notice or knowledge of such revocation or termination shall have been received by such third party, and I for myself and for my heirs, executors, legal representatives and assigns, hereby agree to indemnify and hold harmless andy such third party from and against any and all claims that may arise against such third party by reason of such third party having relied on the provisions of this instrument.

               In Witness Whereof, I have hereunto signed my name and affixed my seal this First day of December, 1986

                               /s/ Nancy A. Marks
                         ----------------------------------------(Seal)
                               (Signature of Principal)

          STATE OF New York COUNTY OF New York     ss.:
               On the First day of December 1986 before me personally came Nancy A. Marks to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and She acknowledged to me that She executed the same.


           /s/ Eugenia Sturms

           EUGENIA STURMS
           NOTARY PUBLIC, State of New York
           No. 03-9233525
           Qualified in Bronx County
           Commission Expires March 30, 1988

               Notice: The powers granted by this document are broad and sweeping. They are defined in New York General Obligations Law,
          Article 5, Title 15, sections 5-1502A through 5-1503, which expressly permits the use of any other or different form of power of attorney desired by the parties concerned.

               Know All Men by These Presents, which are intended to constitute a GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

               That I      /s/ Nancy A. Marks
                       --------------------------------------
                          (insert name and address of the principal)

          do hereby appoint    /s/ Edwin S. Marks
                            --------------------------------------
                              (insert name and address of the agent, or
                              each agent, if more that one is designated)

                              15 Eagle Point Drive
                              Kings Point, NY  11024

          my attorney(s)-in-fact TO ACT

               (a) If more than one agent is designated and the principal wishes each alone to be able to exercise the power conferred, insert in this blank the word "severally". Failure to make any insertion or the insertion of the word "jointly" will require the agents to act jointly.

               In my name, place and stead in any way which I myself could do, if I were personally present, with respect ;to the following matters as each of them is defined in Title 15 of Article 5 of the New York General Obligations Law to the extent that I am permitted by law to act through an agent:

               {Strike out and initial in the opposite box any one or more of the subdivisions as to which the principal does NOT desire to give the agent authority. Such elimination of any one or more of subdivisions (A) to (L). Inclusive, shall automatically constitute an elimination also of subdivision (M)}

                    TO STRIKE OUT ANY SUBDIVISION THE PRINCIPAL MUST DRAW A LINE THROUGH THE TEXT OF THAT SUBDIVISION AND WRITE HIS INITIALS IN THE BOX OPPOSITE.

          (A)  real estate transactions;................................[ ]
          (B)  chattel and goods transactions;..........................[ ]
          (C)  bond, share and commodity transactions;..................[ ]
          (D)  banking transactions;....................................[ ]
          (E)  business operating transactions;.........................[ ]
          (F)  insurance transactions;..................................[ ]
          (G)  estate transactions;.....................................[ ]
          (H)  claims and litigation;...................................[ ]
          (I)  personal relationships and affairs;......................[ ]
          (J)  benefits from military service;..........................[ ]
          (K)  records, reports and statements;.........................[ ]
          (L)  full and unqualified authority to my attor-
               ney(s)-in-fact to delegate any or all of the
               foregoing powers to any person or persons
               whom my attorney(s)-in fact shall select;................[ ]
          (M)  all other matters;.......................................[ ]